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MAR 01 2010

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UNITE[D STATES]
SECURITIES AND EX[CHANGE COMMISSION]
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KAB 3/4

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[illegible]

8-67898

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/1/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

303 EQUITY TRADING GROUP II, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

318 West Adams, 10th Floor
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Schwaeber	**(312) 432-5159**
(Name)	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – if individual, state last, first, middle name)

303 East Wacker Drive, 14th Floor	**Chicago**	**Illinois**	**60601**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

M.A. 3/19

OATH OR AFFIRMATION

I, **Edward Donnellan**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **303 Equity Trading Group II, LLC** as of **December 31, 2009** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Principal of
Three Zero Three Capital Partners, LLC
(the Manager)
Title

Subscribed and sworn to before me this

26th day of February, 2010

"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Expires 08/20/2012

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

To the Member of
303 Equity Trading Group II, LLC:

We have audited the accompanying statement of financial condition of 303 Equity Trading Group II, LLC (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of 303 Equity Trading Group II, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chicago, Illinois
February 26, 2010

303 EQUITY TRADING GROUP II, LLC

Statement of Financial Condition

December 31, 2009

Assets

Cash	$	1,284,480
Receivable from broker-dealers		361,467,125
Securities owned, at fair value:		
Equity		412,842,567
Put and call options		142,663,306
Other assets		60,000
Total assets	$	918,317,478

Liabilities and Member's Equity

Liabilities:		
Securities sold, not yet purchased, at fair value	$	651,327,604
Put and call options written		169,328,524
Payable to broker-dealers		797,583
Payable to the sole member		23,045
Accounts payable and accrued expenses		82,082
Total liabilities		821,558,838
Member's equity		96,758,640
Total liabilities and member's equity	$	918,317,478

See accompanying notes to statement of financial condition.

(1) Organization and Business

303 Equity Trading Group II, LLC (the Company), an Illinois limited liability company, was organized on April 10, 2008. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange. The Company engages primarily in the proprietary trading of exchange-traded equity securities and equity options contracts.

Three Zero Three Capital Partners, LLC (the Manager), an Illinois limited liability company, conducts and manages all aspects of the business of the Company. 303 Equity Trading Group, LLC, an Illinois limited liability company, is the sole member of the Company.

(2) Summary of Significant Accounting Policies

(a) Securities Valuation

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. The carrying values of cash, receivables, and payables approximate fair value due to the short maturities of these financial instruments.

Open equity in futures is included in receivable from broker-dealers and measured at closing exchange price.

(b) Income Taxes

No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the sole member.

(c) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and the accompanying notes. Management determined that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

(3) Clearing Agreements

The Company has a Joint Back Office (JBO) clearing agreement with Merrill Lynch Professional Clearing Corp. (ML-PRO) and Goldman Sachs (GS). The agreements allow JBO participants to receive favorable margin treatment as compared with the full customer margin requirements of Regulation T. As part of these agreements, the Company has invested $50,000 and $10,000 in the preferred shares of ML-PRO and GS, respectively. The Company's investments in ML-PRO and GS are reflected as other assets, at fair value in the statement of financial condition. The fair value of the preferred shares as of December 31, 2009 is $60,000. Under the rules of the Chicago Board Options Exchange, the agreements require that the Company maintain a minimum net liquidating equity of $1 million with both ML-PRO and GS, exclusive of the preferred stock investments.

(4) Financial Instruments

ASC 815, *Derivatives and Hedging,* requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value, and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Company enters into transactions in derivative financial instruments that include equity and index options contracts and futures contracts, as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in receivable from broker-dealers. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Included within receivable from broker-dealers at December 31, 2009 are 938 futures contracts with a market value of $2.1 million.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased, and short options represent obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

(5) Related-Party Transactions

The Company entered into an expense sharing agreement with its sole member. Per the agreement dated January 1, 2009, the Company has agreed to pay $15,000 monthly in administrative and overhead expenses to the sole member. The terms of the agreement changed on October 1, 2009, and the Company is currently paying the sole member $23,000 per month. The expense sharing agreement provides for the sole member to provide personnel services and allocate related overhead to the Company in accordance with NASD

Notice to Members 03-63, *Expense-Sharing Agreements*. At December 31, 2009, the Company had a payable to sole member totaling $23,045.

The sole member engages trading advisors to perform trading advisory services, in consideration for which the trading advisors may receive incentive allocations of profits. The sole member is responsible for payment of the trading advisors' incentive allocations, and as such, no expense is recorded by the Company related to any such payments.

(6) Receivable from/Payable to Broker-Dealers

At December 31, 2009, the Company had a receivable and payable from broker-dealers totaling $361.5 million and $0.8 million, respectively. Amounts receivable from and payable to broker-dealers at December 31, 2009, consist of the following:

	Receivable	Payable
Deposits at broker-dealers	$ 359,077,845	—
Unrealized gain on open futures contract	2,054,220	—
Dividends	335,060	594,810
Commission fees	—	202,773
	$ 361,467,125	797,583

(7) Concentration of Credit Risk

At December 31, 2009, a significant credit concentration consisted of approximately $92.3 million and $3.4 million at ML-PRO and GS, respectively, representing the fair value of the Company's brokerage accounts. Management does not consider any credit risk associated with this asset to be significant.

(8) Fair Value Disclosure

ASC 820, *Fair Value Measurements and Disclosures,* requires enhanced disclosures about investments that are measured and reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs – Quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs – Unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The Company uses a market approach for assets recorded at fair value. The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Fair value measurements at reporting date using			
Description	**December 31, 2009**	**Level 1**	**Level 2**	**Level 3**
Assets:				
Equity securities	$ 412,842,567	412,842,567	—	—
Put and call options	142,663,306	142,663,306	—	—
Unrealized gain on open futures contract	2,054,220	2,054,220	—	—
Other assets	60,000	—	—	60,000
	$ 557,620,093	557,560,093	—	60,000
Liabilities:				
Equity securities	$ 651,327,604	651,327,604	—	—
Put and call options written	169,328,524	169,328,524	—	—
	$ 820,656,128	820,656,128	—	—

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2009:

	Year ended December 31, 2009
Beginning balance	$ 50,000
Transfers into Level 3	—
Realized and unrealized gains/losses	—
Purchases and sales	10,000
Balance at December 31, 2009	$ 60,000

(Continued)

(9) Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and ⅔% of "aggregate indebtedness", as defined.

At December 31, 2009, the Company had net capital of $26,959,575, which was $26,859,575 in excess of its required net capital and its ratio of indebtedness to net capital was 0.03-to-1.

(10) Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission on the basis that the Company carries no margin accounts and does not otherwise hold funds or securities for customers. The Company has not executed any customer transactions during the year.

(11) Accounting for Income Taxes

The Company is a limited liability company with all taxable income or loss recorded in the income tax returns of the sole member. Accordingly, no provision for income taxes has been made in the accompanying statement of financial condition.

The Company has adopted ASC 740, *Income Taxes*. ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the statement of financial condition. The Manager has evaluated the implications of ASC 740 for all open tax years, and has determined there is no impact to the Company's statement of financial condition as of December 31, 2009.

(12) Subsequent Events

The Company evaluated events and transactions through February 26, 2010, the date the financial statements were issued, noting no subsequent events requiring recording or disclosure in the statement of financial condition or related notes to the statement of financial condition.

KPMG

303 EQUITY TRADING GROUP II, LLC

Statement of Financial Condition

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)